Exhibit 99.2
CERTIFICATE

Robert Duncan Henderson

I, Robert Duncan Henderson, P. Eng., of Burlington, Ontario do hereby certify that:

1.	I am responsible for the overall preparation of the Cerro Casale Project NI 43-101 Technical Report (the “Technical Report”).

2.
I am employed by, and carried out these assignments for Kinross Gold Corporation, whose address is at 25 York Street, 17th Floor, Toronto, Ontario, Canada, M5J 2V5, in the capacity as Senior Vice President, Technical Services.

3.	I am a graduate of the University of Cape Town (1984) with a B.Sc. Chemical Engineering degree and have practiced my profession continuously since 1984.

4.	I am a member in good standing of the Association of Professional Engineers of Ontario, licence number 100107661.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the property which is the subject of the Technical Report most recently in October, 2008.

7.	I am not independent of the parties involved in the transaction for which this report is required, as defined in Section 1.4 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this certificate not misleading.

DATED this 28th day of May, 2010

/s/ Robert D. Henderson
Robert D. Henderson